FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission file number 001- 33633

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	By:	Zep Inc. Plan Administrator

	By:	/s/ John K. Morgan
	Name:	John K. Morgan
	Title:	Chairman, President and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

At December 31, 2007 and 2006 and

for the year ended December 31, 2007

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Audited Financial Statements and Supplemental Schedule

At December 31, 2007 and 2006 and for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan) (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 27, 2008

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value
Interest in Acuity Brands, Inc. Defined Contribution Plan Master Trust	$—	$181,938,854
Investments	183,933,009	—
Participant Loans	3,470,382	3,588,868
Employer Contributions Receivable	41,238	—
Participant Contributions Receivable	104,784	1,484

Total Assets, at fair value	187,549,413	185,529,206

Liabilities

Excess Contributions Payable	297,602	92,027

Net assets available for benefits, at fair value	$187,251,811	$185,437,179
Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	(416,291)	453,149

Net Assets Available for Benefits	$186,835,520	$185,890,328

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income:
Plan’s interest in Master Trust net investment income prior to spin-off	$16,985,062
Net depreciation in fair value of investments subsequent to spin-off	(4,552,616)
Interest on participant loans	241,560

Total investment income	12,674,006
Contributions:
Employer contributions	2,062,907
Participant contributions	7,617,150
Plan transfers, net	2,508,660

Total contributions	12,188,717

Total additions	24,862,723

Deductions
Benefit payments	(23,917,531)

Total deductions	(23,917,531)

Net increase available for benefits	945,192

Net assets available for benefits:
Beginning of year	185,890,328

End of the year	$186,835,520

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The financial position of the Zep Inc. (the “Company”, the “Employer” or “Zep”) 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan) (the “Plan”) is included in the accompanying financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to October 31, 2007 the Plan was included within the Acuity Brands, Inc. Defined Contribution Plan Master Trust. Effective close of business on October 31, 2007, Zep Inc. spun-off from its then parent company Acuity Brands, Inc. At the time of the spin-off, the name of the Acuity Specialty Products 401(k) Plan was changed to Zep Inc. 401(k) Plan. Also, a Zep common stock fund was added to the Zep Inc. 401(k) Plan and the assets and liabilities of certain corporate employees of Acuity Brands, Inc. were transferred to the Plan from the Acuity Brands, Inc. 401(k) Plan (see Notes 3 and 4). As a result of the spin-off, the Zep Inc. 401(k) Plan no longer participates in the Acuity Brands, Inc. Defined Contribution Plan Master Trust.

Effective June 1, 2006, the Enforcer Products 401(k) Plan was merged into the Plan. Effective June 1, 2006, automatic enrollment was implemented for all new hires at 3% deferral.

Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the respective summary plan description or Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

The Plan is a defined contribution plan. The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in the Plan and foreign employees of the Company are not eligible to participate.

Employees of the Company have immediate eligibility upon satisfying a 30-day minimum employment period. The Plan further provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of a segment of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

In response to the devastation caused by Hurricane Katrina, the Company made special loan and repayment arrangements through the Plan trustee, Merrill Lynch National Trust Company, in order to accommodate Plan participants living in areas affected by Hurricane Katrina during August 2005.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

Administration

Administration of the Plan is the responsibility of the Company’s investment committee, which is designated by the Compensation Committee of Zep’s Board of Directors. All administrative expenses of the Plan were paid by either the Company or Plan forfeitures during the year ended December 31, 2007.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Investment in Parties-In-Interest Common Stock

As of December 31, 2007, the percentage of the Plan’s net assets invested in the common stock of Zep, which began regular-way trading on November 1, 2007, was 1.0%. The percentage of the Plan’s net assets invested in the common stock of Acuity Brands, Inc. at December 31, 2007 and 2006 is 5.3% and 7.5%, respectively.

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)	1% to 25% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Plan are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”), are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. Participant loans are valued at their outstanding balances, which approximate fair value.

Prior to the October 31, 2007 spin-off, the Plan held investments in synthetic GICs or (“wrap contracts”) through its inclusion in the Acuity Brands, Inc. Defined Contribution Plan Master Trust’s Stable Value Fund. The Plan continues to hold investments in synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily corporate bonds, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds were held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Plan’s investments in synthetic GICs have been presented at fair value on the Statement of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the bonds being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.00% and 5.12% at December 31, 2007 and 2006, respectively, while the average yields actually credited to members was approximately 4.99% and 5.11% at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the fair values of the Plan’s interest in the underlying assets of the synthetic GICs were $42,373,250 and $45,625,866, respectively, and the values of the book valuation adjustments were $(416,291) and $453,149 for these respective periods.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

	12/31/07	12/31/06
Ratio of Year-End Market Value Yield to Investments (at fair value)	5.405%	5.108%

Ratio of Year-End Crediting Rate to Investments (at fair value)	4.944%	5.166%

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Acuity Brands, Inc. Defined Contribution Plan Master Trust

The Acuity Brands, Inc. Defined Contribution Plan Master Trust (“Acuity DC Trust”) is a collective investment of the assets of participating employee benefit plans of Acuity Brands, Inc. in which the Plan participated prior to the spin-off. Acuity DC Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and distributed among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The Plan no longer had an interest in the Acuity DC Trust at December 31, 2007. The Plan’s interest in the Acuity DC Master Trust at December 31, 2006 totaled 45.6%. The fair value of net assets of the Acuity DC Trust as of December 31, 2006 is presented below:

Investments:
Mutual funds	$213,093,382
103-12 investment entities	92,572,365
U.S. Government securities	1,942,611
Common/collective trusts	67,380,214
Common stock	21,978,053
Cash equivalents	2,514,832
Synthetic guaranteed investment contract wrappers	—

Total Investments	399,481,457
Accrued investment income	10,903
Adjustments for pending trades	(187,621)

Total Assets	399,304,739
Accrued expenses and other	(36,767)

Net Assets	399,267,972
Valuation adjustment	966,766

Net Assets Available for Benefits	$400,234,738

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

3. Acuity Brands, Inc. Defined Contribution Plan Master Trust (continued)

The following investments were the components of the synthetic GICs at December 31, 2006:

Acuity DC Trust Stable Value Fund

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$13,472,828	$128,819	$13,601,647
IXIS Financial	IGT INVESCO AAA ABS	22,012,495	44,711	22,057,206
Monumental	IGT MxMgr Core	14,752,814	125,414	14,878,228
Rabobank Nederland	IGT MxMGR Int G/C	16,677,887	278,600	16,956,487
State Street Bank	IGT INVESCO Short-term Bond	8,287,733	98,634	8,386,367
UBS AG	IGT MxMGR Int G/C	17,368,608	260,023	17,628,631

Subtotal		92,572,365	936,201	93,508,566

Government Securities:
State Street Bank	US Treasury Note	1,942,611	30,565	1,973,176

Cash
State Street Bank	Cash	1,998,667	—	1,998,667
State Street Bank	Cash	82,176	—	82,176

Subtotal		2,080,843	—	2,080,843

Total		$96,595,819	$966,766	$97,562,585

Investment results of the Acuity DC Trust for the ten months ended October 31, 2007 are listed below. The Plan participated in the Acuity DC Master Trust through October 31, 2007.

Interest income	$4,378,912
Net depreciation in fair value of common stock (quoted market prices)	(1,113,528)
Net realized gain from common/collective trust funds (fair value determined by trustee)	7,436,479
Net realized gain from mutual funds (quoted market prices)	27,933,217

Investment Results	$38,635,080

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

3. Acuity Brands, Inc. Defined Contribution Plan Master Trust (continued)

Investment results of the Acuity DC Trust for the two months ended December 31, 2007 are listed below. The Plan ceased participating in the Acuity DC Master Trust effective October 31, 2007, therefore the Plan’s investment results generated during the two month period ended December 31, 2007 are not included in the following disclosure:

Interest income	$488,588
Net appreciation in fair value of common stock (quoted market prices)	762,357
Net realized loss from common/collective trust funds (fair value determined by trustee)	(1,281,570)
Net realized loss from mutual funds (quoted market prices)	(6,082,054)

Investment Results	$(6,112,679)

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31, 2007
T. Rowe Price Mid Cap Growth Fund	$11,023,443
American Century Equity Income Fund	13,189,710
Acuity Brands Stock A Fund (frozen as of 12/31/07)	9,931,936
Zep Inc. Stable Value Fund	41,440,775
Dow Jones Target 2025 Fund	17,834,829
Templeton Foreign Inst Fund	15,292,580
Vanguard S&P 500 Index Fund	21,827,768

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets have been denoted with an asterisk (*):

Zep Inc. Stable Value Fund

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$5,243,127	$(48,243)	$5,194,884
NATIXIS Capital Markets *	IGT INVESCO AAA ABS	10,076,610	(126,145)	9,950,465
Monumental	IGT MxMgr Core	6,507,615	(7,004)	6,500,611
Rabobank Nederland	IGT MxMGR Int G/C	7,416,376	(92,901)	7,323,475
State Street Bank	IGT INVESCO Short-term Bond	4,737,008	(42,355)	4,694,653
Pacific Life	IGT MxMGR Int G/C	7,460,039	(99,643)	7,360,396

Subtotal		41,440,775	(416,291)	41,024,484

Synthetic guaranteed investment contract wrappers		—	—	—

Cash
State Street Bank	Cash	932,475	—	932,475

Total		$42,373,250	$(416,291)	$41,956,959

Investment results of the Plan for the two months ended December 31, 2007 are as follows:

Interest income	$391,259
Net appreciation in fair value of common stock (quoted market prices)	899,241
Net realized loss from common/collective trust funds (fair value determined by trustee)	(972,689)
Net realized loss from mutual funds (quoted market prices)	(4,870,427)

Investment results	$(4,552,616)

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and/or restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Benefits Payable

The Plan had benefit payments that were approved for payment prior to December 31, 2007, but were not paid until subsequent to December 31, 2007 of $33,764. This represents a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statement (contract value) and Form 5500 (fair value) in the amount of $(416,291). The Form 5500 has not yet been finalized. As such, the differences may vary. However, these variances are not expected to be material.

7. Excess Contributions Payable

Subsequent to December 31, 2007, certain 2007 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants on March 15, 2008. A liability for excess contributions of $297,602 was recorded in the respective financial statements as of and for the year ended December 31, 2007.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zep Inc. 401(k) Plan (formerly Acuity Specialty Products 401(k) Plan)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid-Cap Growth Fund	$11,023,443
	Vanguard	Vanguard Explorer Fund	7,657,455
	Cramer Rosenthal McGlynn	CRM Mid-Cap Value Fund	8,386,446
	Northern Trust	Northern Small Cap Value Fund	4,735,307
	American Century	American Century Equity Income Fund	13,189,710
	T Rowe Price	T Rowe Price Growth Stock Fund	8,088,433
*	Merrill Lynch	SSGA Money Market Fund	1,612,004
*	Merrill Lynch	IDA Non-Cash Securities Fund	7,383,234
	Templeton	Templeton Foreign Intl Fund	15,292,580
	Vanguard	Vanguard S&P 500 Index Fund	21,827,768
*	State Street Bank	Dow Jones Target Today Fund	1,349,328
*	State Street Bank	Dow Jones Target 2025 Fund	17,834,829
*	State Street Bank	Dow Jones Target 2045 Fund	2,257,560
*	State Street Bank	Dow Jones Target 2015 Fund	2,289,188
*	State Street Bank	Dow Jones Target 2035 Fund	2,511,764
*	State Street Bank	SSGA Bond Index	4,352,604
	ING Life & Annuity	IGT Invesco Short-term Bond Fund	5,243,127
	NATIXIS Capital Markets	IGT Invesco AAA ABS Fund	10,076,610
	Monumental	IGT MxMgr Core Fund	6,507,615
	Rabobank Nederland	IGT MxMGR Int G/C Fund	7,416,376
*	State Street Bank	IGT INVESCO Short-term Bond Fund	4,737,008
	Pacific Life Insurance	IGT MxMGR Int G/C Fund	7,460,039
*	State Street Bank	Cash	932,475
*	Zep Inc.	Zep Stock Fund	1,836,170
*	Acuity Brands, Inc.	Acuity Stock Fund	9,931,936
	Participant Loans	Interest Ranging from 5% to 9.5%; various Maturity Dates	3,470,382

	Total investments, at fair value		$187,403,391

*	Represents Party-In-Interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.